Exhibit 99.3

SOPHiA GENETICS Reports Second Quarter 2021 Financial Results and Issues 2021 Guidance

BOSTON and LAUSANNE, Switzerland, Sept 9, 2021 — SOPHiA GENETICS SA (NASDAQ: SOPH), today reported financial results for the three months ended June 30, 2021.

Recent Highlights

•	Revenue was $10.2 million for the second quarter, representing a 72% increase over the corresponding period of 2020

•	Increased total customer base of hospitals, labs, and biopharma institutions to 780 customers during the second quarter, up from 750 in the first quarter of 2021

•	Strengthened balance sheet by raising approximately $217 million in net proceeds from the initial public offering in July 2021 and an additional $20 million in gross proceeds from a private placement investment from an affiliate of GE Healthcare

•	Expanded partnership with DASA, the largest integrated healthcare network in Brazil, to offer the first decentralized homologous recombination deficiency (HRD) solution in Latin America

•	Announced a co-marketing agreement with Agilent to offer an end-to-end solution that automates next generation sequencing (NGS) library preparation and analytics processes for cancer research

“We had solid execution across our business during the second quarter, growing top line revenue more than 70% over the prior year period,” said Jurgi Camblong, Co-Founder and CEO of SOPHiA GENETICS. “I am encouraged by our growing customer base as well as the increasing enthusiasm around for the impacts data driven medicine can have on patient outcomes. Overall, I am so proud of what we have achieved at SOPHiA and even more excited for what lies ahead. We are committed to unlocking data siloes, leveraging AI to generate actionable insights from data, and helping healthcare professionals work together as a community and deploy their collective expertise for the benefit of patients around the world.”

Second Quarter 2021 Financial Results

Total revenue for the second quarter of 2021 was $10.2 million compared to $5.9 million for the second quarter of 2020, representing a 72% increase. This increase was primarily driven by new customers onboarded onto the platform and improved usage rates across existing customers as COVID-19 related restrictions loosened.

Gross profit in the second quarter of 2021 was $6.2 million, an increase of 57% compared to a gross profit of $4.0 million in the second quarter of 2020. Gross profit margin was 61% in the second quarter of 2021 as compared to 67% in the second quarter of 2020. The decline in gross margin was primarily attributable to increased computational and storage-related costs and negative FX movement. Adjusted gross profit was $6.3 million, and adjusted gross margin was 62% in the second quarter of 2021 after adjusting for the amortization of capitalized research and development expenses, which is expected to grow over time as SOPHiA expands its research and development efforts.

Total operating expenses for the second quarter of 2021 were $22.2 million compared to $11.0 million dollars in the second quarter of 2020. This increase in operating expenses was primarily attributable to increases in employee-related expenses for R&D initiatives related to the development of new products, increased sales momentum as COVID-19 restrictions loosened, and continued scale-up of the Company. Other contributing factors include increased commissions and sales-related costs, development of quality-related initiatives to support a potential expansion into more regulated markets, and IPO-related expenses.

Operating loss in the second quarter of 2021 was $15.9 million, compared to $7.0 million in the second quarter of 2020. Adjusted operating loss in the second quarter of 2021 was $14.3 million, compared to $6.4 million in the second quarter of 2020.

Net loss in the second quarter of 2021 was $18.4 million, compared to $7.9 million in the second quarter of 2020. Net loss per share was $0.38 in the second quarter of 2021, as compared to $0.20 in the second quarter of 2020. Adjusted net loss in the second quarter of 2021 was 15.0 million compared to $7.0 million in the second quarter of 2020. Adjusted net loss per share was $0.31 in the second quarter of 2021, as compared to $0.18 in the second quarter of 2020.

Cash and cash equivalents, including term deposits, were approximately $64 million as of June 30, 2021. After quarter end, the Company priced its IPO and began trading on July 23, 2021, raising approximately $243 million of gross proceeds, yielding approximately $217 million in net proceeds. Concurrent with the IPO, the Company raised an additional $20 million in gross proceeds upon the completion of a private placement investment from an affiliate of GE Healthcare.

2021 Outlook

SOPHiA Genetics expects full year revenue for 2021 to be greater than $39 million, representing growth of over 37% compared to the prior year period.

Webcast and Conference Call Information

SOPHiA GENETICS will host a conference call to discuss the second quarter 2021 financial results, business developments and outlook before market open on Thursday, September 9, 2021 at 8:30 AM Eastern Time / 5:30 AM Pacific Time. Live audio of the webcast will be available on the “Investors” section of the Company website at: ir.sophiagenetics.com.

About SOPHiA GENETICS

SOPHiA GENETICS is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally.

More info: SOPHiAGENETICS.COM; follow @SOPHiAGENETICS on Twitter.

Non-IFRS Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•	Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses;

•	Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;

•	Adjusted gross profit margin, which we calculated as adjusted gross profit as a percentage of revenue;

•	Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and non-recurring expenses related to the IPO that were not capitalized;

•	Adjusted finance income (expense), net, which we calculate as finance income (expense), net adjusted to exclude changes in the fair valuation of the derivative tied to the success fee we are obligated to pay to TriplePoint Capital LLC upon completion of our initial public offering;

•	Adjusted loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss and adjusted finance income (expense); and

•	Adjusted loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.

These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•	These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;

•	These non-IFRS measures exclude the impact of non-recurring expenses related to our IPO, which are cash expenditures, and we expect to incur financing expenses from time to time;

•	These non-IFRS measures exclude the impact of changes in fair value of the derivative associated with the fee payable to TriplePoint Capital LLC, which we must repay in cash upon completion of our IPO; and

•	Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.

The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
sophiagenetics@consortpartners.com

Investor Contact:

ir@sophiagenetics.com

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Loss

(Amounts in USD thousands, except per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$10,178	$5,916	$19,154	$13,397
Cost of revenue	(3,948)	(1,950)	(7,307)	(4,863)
Gross profit	6,230	3,966	11,847	8,534
Research and development costs	(6,385)	(3,765)	(12,565)	(8,396)
Selling and marketing costs	(7,573)	(3,788)	(12,455)	(9,138)
General and administrative costs	(8,224)	(3,522)	(16,857)	(7,524)
Other operating income (expense), net	28	69	52	(145)
Operating loss	(15,924)	(7,040)	(29,978)	(16,669)
Finance income (expense), net	(2,426)	(797)	(865)	(1,687)
Loss before income taxes	(18,350)	(7,837)	(30,843)	(18,356)
Income tax (expense)	(40)	(18)	(215)	(36)
Loss for the period	(18,390)	(7,855)	(31,058)	(18,392)
Attributable to the owners of the parent	$(18,390)	$(7,855)	$(31,058)	$(18,392)
Loss per share
Basic and diluted loss per share	$(0.38)	$(0.20)	$(0.64)	$(0.48)

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Comprehensive Loss

(Amounts in USD thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss for the period	$(18,390)	$(7,855)	$(31,058)	$(18,392)
Other comprehensive loss:
Items that may be reclassified to loss (net of tax)
Currency translation differences	2,302	196	(4,721)	200
Total items that may be reclassified to loss	$2,302	$196	$(4,721)	$200
Other comprehensive income (loss) for the period	$2,302	$196	$(4,721)	$200
Total comprehensive loss for the period	$(16,088)	$(7,659)	$(35,779)	$(18,192)
Attributable to owners of the parent	$(16,088)	$(7,659)	$(35,779)	$(18,192)

SOPHiA GENETICS SA

Interim Condensed Consolidated Balance Sheet

(Amounts in USD thousands)

	(Unaudited)
	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$42,487	$74,625
Term deposits and short-term investments	21,647	22,720
Accounts receivable, net	7,514	6,363
Inventory	3,667	3,384
Prepaids and other current assets	4,930	2,602
Total current assets	80,245	109,694
Non-current assets
Property and equipment, net	2,559	1,772
Intangible assets, net	13,899	13,282
Right-of-use assets	3,114	3,767
Deferred tax asset	2,030	2,114
Other non-current assets	2,194	1,486
Total non-current assets	23,796	22,421
Total assets	$104,041	$132,115
Liabilities and equity
Current liabilities
Accounts payable	$6,248	$5,907
Accrued expenses	10,750	9,081
Deferred contract revenue	4,083	2,642
Current portion of borrowings	—	2,873
Current portion of lease liabilities	967	1,036
Other current liabilities	2,859	48
Total current liabilities	24,907	21,587
Non-current liabilities
Deferred contract revenue, net of current portion	138	142
Borrowings, net of current portion	—	457
Lease liabilities, net of current portion	2,314	2,883
Defined benefit pension liabilities	5,247	5,158
Other non-current liabilities	341	1,378
Total non-current liabilities	8,040	10,018
Total liabilities	32,947	31,605
Equity
Share capital	2,529	2,460
Share premium	231,887	227,429
Other reserves	5,415	8,300
Accumulated deficit	(168,737)	(137,679)
Total equity	71,094	100,510
Total liabilities and equity	$104,041	$132,115

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Cash Flows

(Amounts in USD thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Operating activities
Loss before tax	$(30,843)	$(18,356)
Adjustments for non-monetary items
Depreciation	892	869
Amortization	490	263
Interest expense	1,937	679
Interest income	(8)	(20)
Expected credit loss allowance	(335)	441
Other non-cash items of income and expense	2,158	932
Working capital changes
(Increase) decrease in accounts receivable	(910)	1,563
(Increase) decrease in other current assets	(1,070)	618
(Increase) decrease in inventory	(482)	(168)
Increase (decrease) in accounts payables	2,067	1,401
Cash used in operating activities
Income tax refund received	—	148
Interest paid	(244)	(395)
Interest received	3	9
Net cash flows used in operating activities	(26,345)	(12,016)
Investing activities
Purchase of property and equipment	(1,245)	(184)
Acquisition of intangible assets	(70)	(209)
Capitalized development costs	(1,641)	(1,289)
Net cash flow used in investing activities	(2,956)	(1,682)
Financing activities
Proceeds from issuance of share capital, net of transaction costs	—	64,667
Payments of IPO transaction costs	(318)	—
Proceeds from exercise of share options	4,527	346
Proceeds from borrowings	—	15,433
Repayments of borrowings	(3,167)	(7,296)
Payments of principal portion of lease liabilities	(509)	(481)
Net cash flow provided (used) in financing activities	533	72,669
Increase (decrease) in cash and cash equivalents	(28,768)	58,971
Effect of exchange differences on cash balances	(3,370)	446
Cash and cash equivalents at beginning of the period	74,625	18,069
Cash and cash equivalents at end of the period	$42,487	$77,486

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Cost of Revenue

(Amounts in USD thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of revenue	$(3,948)	$(1,950)	$(7,307)	$(4,863)
Amortization of capitalized research and development expenses (1)	109	—	177	—
Adjusted cost of revenue	$(3,839)	$(1,950)	$(7,130)	$(4,863)

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$10,178	$5,916	$19,154	$13,397
Cost of revenue	(3,948)	(1,950)	(7,307)	(4,863)
Gross profit	6,230	3,966	11,847	8,534
Amortization of capitalized research and development expenses (1)	109	—	177	—
Adjusted Gross Profit	$6,339	$3,966	$12,024	$8,534

Gross profit margin	61%	67%	62%	64%
Amortization of capitalized research and development expenses (1)	1%	—	1%	—
Adjusted gross profit margin	62%	67%	63%	64%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Operating Loss

(Amounts in USD thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Operating loss	$(15,924)	$(7,040)	$(29,978)	$(16,669)
Amortization of capitalized research and development costs (1)	109	—	177	—
Amortization of intangible assets (2)	161	142	313	263
Share-based compensation expense (3)	1,197	314	1,836	584
Non-cash pension expense (4)	158	204	335	428
Non-recurring IPO-related expenses (5)	—	—	323	—
Adjusted operating loss	$(14,299)	$(6,380)	$(26,994)	$(15,394)

Reconciliation of IFRS to Adjusted Finance Income (Expense), Net

(Amounts in USD thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Finance income (expense), net	$(2,426)	$(797)	$(865)	$(1,687)
Change in fair value of derivative (6)	1,746	234	1,698	240
Adjusted finance income (expense), net	$(680)	$(563)	$833	$(1,447)

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share

(Amounts in USD thousands, except per share and share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss for the period	$(18,390)	$(7,855)	$(31,058)	$(18,392)
Amortization of capitalized research and development costs (1)	109	—	177	—
Amortization of intangible assets (2)	161	142	313	263
Share-based compensation expense (3)	1,197	314	1,836	584
Non-cash pension expense (4)	158	204	335	428
Non-recurring IPO-related expenses (5)	—	—	323	—
Change in fair value of derivative (6)	1,746	234	1,698	240
Adjusted loss for the period	$(15,019)	$(6,961)	$(26,376)	$(16,877)
Loss per share
Basic and diluted loss per share	$(0.38)	$(0.20)	$(0.64)	$(0.48)
Adjusted basic and diluted loss per share	$(0.31)	$(0.18)	$(0.54)	$(0.44)
Number of shares used in computing basic and diluted loss per share	48,917,028	38,739,147	48,468,831	38,558,253

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)	Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)	Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

(3)	Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(4)	Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(5)	Non-recurring IPO-related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

(6)	Change in fair value of derivative consists of changes in the fair valuation of the derivative related to the success fee owed to TriplePoint Capital LLC upon the completion of our initial public offering. We are obligated to pay the fee in cash but upon payment, we will cease to incur the associated expenses.